Exhibit 10.1

TAX DISAFFILIATION AGREEMENT

TAX DISAFFILIATION AGREEMENT dated as of October 31, 2007 (this “Agreement”), between ACUITY BRANDS, INC., a Delaware corporation (“Parent”), and Zep Inc., a Delaware corporation (“SpinCo”).

WHEREAS, as of the date of this Agreement, Parent is the common parent of an affiliated group of corporations within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which currently files consolidated federal income tax returns, and SpinCo is a member of such affiliated group;

WHEREAS, pursuant to the Agreement and Plan of Distribution dated October 31, 2007 (the “Distribution Agreement”), by and between Parent and SpinCo, after engaging in certain Corporate Transactions (as defined in the Distribution Agreement), Parent shall distribute to its stockholders all of the outstanding shares of stock of SpinCo, together with associated preferred stock purchase rights, on a pro rata basis (the “Distribution”);

WHEREAS, Parent and SpinCo intend that the Distribution will qualify as a distribution described in Section 355 of the Code and will not result in the recognition of any taxable gain or income to Parent, SpinCo or any of their respective stockholders;

WHEREAS, as a result of the Distribution, SpinCo and its subsidiaries shall cease to be members of the Parent affiliated group for all applicable tax purposes;

WHEREAS, Parent and SpinCo desire, on behalf of themselves, their subsidiaries and their successors, to set forth their rights and obligations with respect to Taxes due for periods before and after the Distribution and to address certain other Tax matters;

NOW, THEREFORE, in consideration of the transactions recited above and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

ARTICLE I

Definitions

Section 1.1 Definition of Terms. The following terms shall have the following meanings. All section references are to this Agreement unless otherwise stated.

“Active Trade or Business” means the active conduct by SpinCo of the businesses conducted by the members of the SpinCo Group as of the Distribution Date (determined in accordance with Section 355(b) of the Code).

“Acuity Canada” means Acuity Holdings, Inc., a Canadian corporation, which historically has conducted part of both the Parent Business and the SpinCo Business.

“Affiliate” means, when used with respect to any specified person, a person that directly or indirectly controls, is controlled by, or is under common control with such specified person, in each case after the Distribution. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other interests, by contract or otherwise. For the avoidance of doubt, SpinCo is not an Affiliate of Parent for purposes of this Agreement.

“Agreement” has the meaning set forth in the recitals.

“Ancillary Agreement” has the meaning set forth in the Distribution Agreement.

“Applicable Rate” has the meaning set forth in the Distribution Agreement.

“Business Day” has the meaning set forth in the Distribution Agreement.

“Code” has the meaning set forth in the recitals.

“Distribution” has the meaning set forth in the recitals.

“Distribution Date” has the meaning set forth in the Distribution Agreement.

“Final Determination” means the final resolution of liability for any Tax for any taxable period by or as a result of (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction; (ii) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or a comparable arrangement under the laws of another jurisdiction; (iii) any allowance of a refund in respect of an overpayment of Tax, but only after the expiration of all periods during which such amount may be recovered by the Taxing Authority imposing the Tax; or (iv) any other final disposition, including by reason of the expiration of the applicable statute of limitations.

“Foreign Income Tax Basket” has the meaning set forth in Section 2.2(e).

“Group” means the Parent Group or the SpinCo Group, or both, as the context requires.

“Income Taxes” means all federal, state, local, and foreign income Taxes or other Taxes based on income or net worth.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indemnitee” has the meaning set forth in Section 5.1.

“Indemnifying Party” has the meaning set forth in Section 5.1.

“IRS” means the U.S. Internal Revenue Service.

“Joint Return” means (i) any Tax Return that includes both a member of the Parent Group and a member of the SpinCo Group and (ii) any Tax Return of Acuity Canada for a Pre-Distribution Tax Period and for the Straddle Period.

“Non-Income Taxes” means any Taxes other than Income Taxes.

“Parent Assets” has the meaning set forth in the Distribution Agreement.

“Parent Business” has the meaning set forth in the Distribution Agreement.

“Past Practices” has the meaning set forth in Section 3.3(a).

“Post-Distribution Tax Period” means any taxable period beginning after the Distribution Date and the portion of any Straddle Period beginning after the Distribution Date.

“Pre-Distribution Tax Period” means any taxable period ending on or before the close of the Distribution Date and the portion of any Straddle Period ending on the Distribution Date.

“Proposed Acquisition Transaction” has the meaning set forth in Section 4.2(b).

“Reportable Transaction” means a listed transaction or other reportable transaction as defined in the Treasury Regulations under Section 6011 of the Code.

“Restricted Period” means the period beginning on the Distribution Date and ending on, and including, the last day of the two year period following the Distribution Date.

“Ruling Documents” means the request for a ruling under Section 355 and various other Sections of the Code filed with the IRS in connection with the Distribution, together with any supplemental filings or ruling requests or other materials subsequently submitted to the IRS on behalf of Parent, its subsidiaries and shareholders to the IRS, the appendices and exhibits thereto, and any rulings issued by the IRS to Parent in connection with the Distribution.

“Satisfactory Guidance” means either a ruling from the IRS or an Unqualified Tax Opinion, at the election of SpinCo, in either case reasonably satisfactory to Parent in both form and substance, including with respect to any underlying assumptions or representations.

“Separate Return” means (i) in the case of the SpinCo Group, a Tax Return of any member of that Group (including any consolidated, combined, affiliated or unitary Return) that does not include, for all or any portion of the relevant taxable period, any member of the Parent Group and (ii) in the case of the Parent Group, a Tax Return of any member of that Group (including any consolidated, combined, affiliated or unitary Return) that does not include, for all or any portion of the relevant taxable period, any member of the SpinCo Group. Notwithstanding the foregoing, the Tax Returns of Acuity Canada for Pre-Distribution Tax Periods and for the Straddle Period shall be treated as Joint Returns and not as Separate Returns for purposes of this Agreement.

“SpinCo” has the meaning set forth in the recitals.

“SpinCo Assets” has the meaning set forth in the Distribution Agreement.

“SpinCo Business” has the meaning set forth in the Distribution Agreement.

“SpinCo Capital Stock” means (i) all classes or series of capital stock of SpinCo, including common stock and all other instruments treated as equity in SpinCo for U.S. federal income tax purposes and (ii) all options, warrants and other rights to acquire such capital stock.

“SpinCo Group” means SpinCo and its Affiliates.

“Straddle Period” means, with respect to a given entity, any taxable period beginning on or before the Distribution Date and ending after the Distribution Date; provided, however, that the term “Straddle Period” shall not include any U.S. federal income taxable period of the Parent Group.

“Taxes” means all forms of taxation or duties imposed, or required to be collected or withheld, including charges, together with any related interest, penalties or other additional amounts. For the avoidance of doubt, the term “Taxes” does not include amounts to be paid to any governmental authority pursuant to escheat law.

“Taxing Authority” means any national, municipal, governmental, state, federal, foreign, or other body, or any quasi-governmental or private body, having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Advisor” means a tax counsel or other tax advisor of recognized standing reasonably acceptable to both parties.

“Tax Benefit” means the amount of the reduction in the Tax liability of an entity (or of the consolidated or combined group of which it is a member), whether temporary or permanent, for any taxable period that arises, or may arise in the future, as a result of any adjustment to, or addition or deletion of, a Tax Item in the computation of the Tax liability of the entity (or the consolidated or combined group of which it is a member).

“Tax Contest” means an audit, review, examination or any other administrative or judicial proceeding with the purpose or effect of determining or redetermining Taxes.

“Tax Detriment” means the amount of the increase in the Tax liability of an entity (or of the consolidated or combined group of which it is a member), whether temporary or permanent, for any taxable period that arises, or may arise in the future, as a result of any adjustment to, or addition or deletion of, a Tax Item in the computation of the Tax liability of the entity (or the consolidated or combined group of which it is a member).

“Tax-Free Status” means the qualification of the contribution of property to SpinCo and the Distribution together as a reorganization described in Sections 355 and 368(a)(1)(D) of the Code in which the SpinCo stock distributed is “qualified property” for purposes of Section 361(c) of the Code and that qualifies for tax-free treatment under comparable provisions of state, local and foreign law. For the avoidance of doubt, recognition of income or gain that relates to intercompany items shall not cause the Distribution to fail to achieve Tax-Free Status.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit, or any other item (including the basis or adjusted basis of property) which increases or decreases Income Taxes paid or payable in any taxable period.

“Tax Opinion” means the opinion of King & Spalding LLP regarding the Tax-Free Status of the Distribution and any other opinion issued to allow a party to take actions otherwise restricted by this Agreement.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated Tax) required or permitted to be supplied to, or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Transactions” means the Distribution, the Corporate Transactions, any other transactions contemplated by the Distribution Agreement and any other transfer of assets (whether by contribution, sale or otherwise) between any member of the Parent Group and the SpinCo Group in connection with the Distribution (including without limitation the transfer by Acuity Canada to a Parent Affiliate of the assets of Acuity Canada relating to the Parent Business).

“Transaction Taxes” means all (i) Taxes of any member of the Parent Group or the SpinCo Group resulting from, or arising in connection with, the failure of the contribution of property to SpinCo and/or the Distribution to have Tax-Free Status, (ii) Taxes of the type described in clause (i) of any third party for which any member of the Parent Group or SpinCo Group becomes liable, and (iii) reasonable out of pocket legal, accounting and other advisory and court fees in connection with liability for Taxes described in clauses (i) or (ii).

“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Advisor that permits reliance by Parent. The Tax Advisor, in issuing its opinion, shall be permitted to rely on the validity and correctness, as of the date given, of any previously issued Tax Opinion or Ruling Document, unless such reliance would be unreasonable under the circumstances.

ARTICLE II

Tax Sharing

Section 2.1 Responsibility and Indemnification for Taxes.

(a) From and after the Distribution Date, without duplication, each of Parent and SpinCo shall be responsible for, and shall pay its respective share of, the liability for Taxes of Parent, SpinCo and their respective Affiliates, as provided in this Agreement. Parent shall indemnify and hold harmless SpinCo and its Affiliates from any Taxes for which Parent is responsible under this Agreement. SpinCo shall indemnify and hold harmless Parent and its Affiliates from any Taxes for which SpinCo is responsible pursuant to this Agreement.

(b) Payments to Taxing Authorities and between the parties, as the case may be, shall be made in accordance with the provisions of this Agreement.

Section 2.2 SpinCo’s Liability for Taxes. SpinCo shall be liable for the following Taxes:

(a) except as provided for in Section 2.3(e), all Non-Income Taxes incurred with respect to any SpinCo Separate Return or otherwise with respect to the SpinCo Assets or the SpinCo Business for any taxable period;

(b) any Transaction Taxes that are attributable to:

(i) any inaccurate statement or representation of fact or intent (or omission to state a material fact) made by SpinCo in Section 4.1;

(ii) any inaccurate statement or representation of fact or intent (or omission to state a material fact) in a letter or certificate that is provided by any member of the SpinCo Group and that forms the basis for the Tax Opinion;

(iii) any action or omission by any member of the SpinCo Group after the date of this Agreement inconsistent with the covenants set forth in this Agreement; or

(iv) any other action or omission by any member of the SpinCo Group after the date of this Agreement, including any action or omission that would have resulted in SpinCo being in breach of Section 4.2(b) but for the receipt by SpinCo of a ruling of the IRS, an Unqualified Tax Opinion, or a waiver;

(c) any increase in the U.S. federal, state, local or foreign Income Tax liability of Parent, SpinCo or any member of either of their respective Groups with respect to any Pre-Distribution Tax Period, but only if, and then to the extent that, such increased Income Tax liability is attributable to either (i) SpinCo’s willful misconduct or material breach of its obligations under this Agreement or (ii) a change in any item of income, gain, deduction, loss, credit or other allowance from that which was reported on, or omitted from, an Income Tax Return as originally filed for a Pre-Distribution Tax Period, whether that change arises from a Tax Contest, amended Tax Return, claim for refund or otherwise, that increases the amount of income or gain attributable to SpinCo or any SpinCo Affiliate in a Pre-Distribution Tax Period and correspondingly decreases the amount of income or gain attributable to SpinCo or any SpinCo Affiliate in a Post-Distribution Tax Period or that decreases the amount of deductions, losses, credits or other allowances attributable to SpinCo or a SpinCo Affiliate in a Pre-Distribution Tax Period and correspondingly increases the amount of deductions, losses, credits or other allowances attributable to SpinCo or any SpinCo Affiliate in a Post-Distribution Tax Period;

(d) the amount, if any, by which the aggregate foreign Income Taxes attributable to SpinCo Separate Returns for the portion of the Straddle Period ending on the Distribution Date exceed the estimated amount payable by Parent with respect thereto under Section 2.4(c);

(e) the first $100,000, in the aggregate, of additional foreign Income Taxes owed by SpinCo and the SpinCo Affiliates as a result of amendments to, or Tax Contests involving, SpinCo Separate Returns for taxable periods that end on or before the Distribution Date (the “Foreign Income Tax Basket”); and

(f) all Taxes incurred with respect to SpinCo and any SpinCo Affiliate for any Post-Distribution Tax Period.

Section 2.3 Parent’s Liability for Taxes. Parent shall be liable for the following Taxes:

(a) all Non-Income Taxes incurred with respect to any Parent Separate Return or otherwise with respect to the Parent Assets or the Parent Business for any taxable period;

(b) except as provided for in Sections 2.2(b) and (c), all U.S. federal, state and local Income Taxes incurred by Parent, SpinCo, or any member of their respective Groups with respect to any Pre-Distribution Tax Period;

(c) except as provided for in Section 2.2(c), all foreign Income Taxes (i) that are required to be reported on a Parent Separate Return for any taxable period, (ii) of Acuity Canada that are attributable to any Pre-Distribution Tax Period (including the portion of the Straddle Period ending on the Distribution Date), (iii) that are shown as due on any SpinCo Separate Return as originally filed for any taxable period that ends on or before the Distribution Date (excluding Straddle Periods), and/or (iv) that exceed the Foreign Income Tax Basket and result from amendments to, or Tax Contests involving, SpinCo Separate Returns for taxable periods that end on or before the Distribution Date;

(d) all Taxes incurred with respect to Parent and any Parent Affiliate for any Post-Distribution Tax Period; and

(e) any stamp, sales, use, gross receipts, value-added, withholding, real estate transfer or other similar Taxes imposed in connection with the Transactions.

Section 2.4 Payment of Allocable Taxes.

(a) With respect to each payment of Tax that is due after the Distribution Date in connection with the filing of any Tax Return, including estimated tax installments and payments made in connection with extension requests, the party responsible for filing such Tax Return under Article III shall notify the other party in writing of the amount of the tax sharing payment due from such other party, if any, calculated under the principles of this Agreement, and such other party shall make its tax sharing payment to the first party (to the extent not previously paid or credited); provided, however, that neither party shall be required to make a tax sharing payment to the other party under this Section 2.4(a) until five (5) days after the applicable Tax payment is made to the applicable Taxing Authority. Tax sharing payments made under this Section 2.4(a), as well as tax sharing payments made by, or credited to, a party prior to the Distribution Date, shall be adjusted when each applicable Tax Return and the calculation of the applicable Tax liability is finalized.

(b) If any Tax Return for a Pre-Distribution Tax Period is examined by a Taxing Authority and such examination results in additional Taxes due, the party responsible for such additional Taxes under Section 2.2 or 2.3, as applicable, shall pay or cause its Affiliate to pay the indemnified amount to the other party within five (5) days after such other party makes payment of such additional Taxes following a Final Determination.

(c) Section 2.4(a) shall not apply to any payment of foreign Income Tax that is due after the Distribution Date in connection with the filing of any SpinCo Separate Return for any Straddle Period. Rather, within sixty (60) days after the Distribution Date, Parent shall provide a statement to SpinCo containing a reasonably detailed estimate of the amount of such foreign Income Taxes attributable to the portion of the Straddle Period ending on the Distribution Date. Parent and SpinCo shall cooperate with each other in good faith to reach agreement on such estimated amount within thirty (30) days after Parent provides such statement to SpinCo. Within five (5) days after the estimated amount is finally determined by agreement of the parties or pursuant to Article VI, Parent shall pay such finally determined amount to SpinCo. There shall be no “true up” or other adjustment payable by, or refundable to, Parent when the Straddle Period foreign Income Tax Returns described in this Section 2.4(a) are finalized and filed, and Parent shall not be liable for any additional foreign Income Taxes due, and shall not be entitled to receive any refunds of foreign Income Taxes, resulting from any amendment to, or Tax Contest involving, SpinCo Separate Returns for any Straddle Period, except to the extent that any such additional Taxes due are attributable to Parent’s willful misconduct or material breach of its obligations under this Agreement. For the avoidance of doubt, this Section 2.4(c) does not apply to Income Tax Returns of Acuity Canada for the Straddle Period.

Section 2.5 Allocation of Certain Income Taxes and Income Tax Items.

(a) If Parent, SpinCo or any of their respective Affiliates is permitted but not required under applicable Tax laws to treat the Distribution Date as the last day of a taxable period, then the parties shall treat such day as the last day of a taxable period under such applicable Tax law and shall file any elections necessary or appropriate to such treatment, provided that this Section 2.5(a) shall not be construed to require Parent to change its taxable year.

(b) Transactions occurring, or actions taken, on the Distribution Date but after the Distribution outside the ordinary course of business by, or with respect to, SpinCo or any of its Affiliates shall be deemed subject to the “next day rule” of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (and under any comparable or similar provision under state, local or foreign laws or regulations, provided that if there is no comparable or similar provision under state, local or foreign laws or regulations, then the transaction will be deemed subject to the “next day rule” and as such shall for purposes of this Agreement be treated (and consistently reported by the parties) as occurring in a Post-Distribution Tax Period of SpinCo or a SpinCo Affiliate, as appropriate).

(c) Any Taxes for a Straddle Period shall, for purposes of this Agreement, be apportioned between the portion of the period ending on and including the Distribution Date and the portion of the period beginning after the Distribution Date, and each such portion of such period shall be deemed to be a taxable period (whether or not it is in fact a taxable period). Any allocation of income or deductions required to determine any Income Taxes for a Straddle Period shall be made by means of a closing of the books and records of SpinCo and its Affiliates as of the close of business on the Distribution Date, provided that (i) Parent may elect to allocate Tax Items (other than any extraordinary Tax Items) ratably in the month in which the Distribution occurs (and if Parent so elects, SpinCo shall so elect) as described in Treasury Regulations Section 1.1502-76(b)(2)(iii) and corresponding provisions of state, local, and foreign Tax laws; and (ii) subject to clause (i), exemptions, allowances or deductions that are calculated on an annual basis, and not on a closing of the books method (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on and including the Distribution Date and the period beginning after the Distribution Date based on the number of days for the portion of the Straddle Period ending on and including the Distribution Date, on the one hand, and the number of days for the portion of the Straddle Period beginning after the Distribution Date, on the other hand.

(d) Tax attributes determined on a consolidated or combined basis for taxable periods ending before or including the Distribution Date shall be allocated to Parent and its Affiliates, and SpinCo and its Affiliates, in accordance with the Code and the Treasury

Regulations (and any applicable state, local, or foreign law or regulation). Parent shall reasonably determine the amounts and proper allocation of such attributes. Parent and SpinCo agree to compute their Tax liabilities for taxable periods after the Distribution Date consistent with that determination and allocation, and treat the Tax Items as reflected on any federal (or applicable state, local or foreign) Income Tax Return filed by the parties as presumptively correct.

Section 2.6 Tax Refunds. Except as provided in Section 2.7:

(a) Parent shall be entitled to all refunds (including refunds paid by means of a credit against other or future Tax liabilities) and credits with respect to any Tax for which Parent is responsible under this Agreement. SpinCo shall be entitled to all refunds (including refunds paid by means of a credit against other or future Tax liabilities) and credits with respect to any Tax for which SpinCo is responsible under this Agreement.

(b) Parent and SpinCo shall each forward to the other party, or reimburse such other party for, any refunds received by the first party and due to such other party pursuant to this Section. Where a refund is received in the form of a credit against other or future Tax liabilities, reimbursement with respect to such refund shall be due in each case on the due date for payment of the Tax against which such refund has been credited. All payments made pursuant to this Section 2.6 shall describe in reasonable detail the basis for the calculation of the amount being paid.

(c) If one party reasonably so requests, the other party (at the first party’s expense) shall file for and pursue any refund to which the first party is entitled under this Section, provided that the other party need not pursue any refund on behalf of the first party unless the first party provides the other party a certification by an appropriate officer of the first party setting forth the first party’ s belief (together with supporting analysis) that the Tax treatment of the Tax Items on which the entitlement to such refund is based is more likely than not correct, and is not a Tax Item arising from a Reportable Transaction.

(d) If the other party pays any amount to the first party under this Section 2.6 and, as a result of a subsequent Final Determination, the first party is not entitled to some or all of such amount, the other party shall notify the first party of the amount to be repaid to the other party, and the first party shall then repay such amount to the other party, together with any interest, fines, additions to Tax, penalties or any other additional amounts imposed by a Taxing Authority relating thereto.

Section 2.7 Carrybacks.

(a) Notwithstanding anything in this Agreement, SpinCo shall file (or cause to be filed) on a timely basis any available election to waive the carryback of net operating losses, Tax credits or other Tax Items by SpinCo or any Affiliate from a Post-Distribution Tax Period to a Straddle Period or Pre-Distribution Tax Period.

(b) If, notwithstanding the provisions of Section 2.7(a), SpinCo is required to carry back losses or credits, SpinCo shall be entitled to any refund of any Tax obtained by Parent or a Parent Affiliate as a result of the carryback of losses or credits of SpinCo or a SpinCo Affiliate from any Post-Distribution Tax Period to any Pre-Distribution Tax Period or Straddle Period. Such refund is limited to the net amount received by Parent or a Parent Affiliate (by refund, offset against other Taxes, or otherwise), net of any Tax Detriment incurred by Parent or such Affiliate resulting from such refund. Upon request by SpinCo, Parent shall advise SpinCo of an estimate of any Tax Detriment Parent projects will be associated with any carryback of losses or credits of SpinCo and its Affiliates provided in this Section 2.7(b).

(c) If SpinCo has a Tax Item that must be carried back to any Pre-Distribution Tax Period, SpinCo shall notify in writing Parent that such Tax Item must be carried back. Such notification shall include a description in reasonable detail of the grounds for the refund and the amount thereof, and a certification by an appropriate officer of SpinCo setting forth SpinCo’s belief (together with supporting analysis) that the Tax treatment of such Tax Item is more likely than not correct, and is not a Tax Item arising from a Reportable Transaction.

(d) If Parent pays any amount to SpinCo under Section 2.7(b) and, as a result of a subsequent Final Determination, SpinCo is not entitled to some or all of such amount, Parent shall notify SpinCo of the amount to be repaid to Parent, and SpinCo shall then repay such amount to Parent, together with any interest, fines, additions to Tax, penalties or any other additional amounts imposed by a Taxing Authority relating thereto.

ARTICLE III

Preparation and Filing of Tax Returns

Section 3.1 Parent Responsibility.

(a) Subject to paragraph (b) below, Parent shall make all determinations with respect to, have ultimate control over the preparation of, and file or cause to be filed, as it determines to be mandatory or advisable, all (i) Joint Returns for all taxable periods (except for Tax Returns with respect to Acuity Canada for the Straddle Period, which shall be SpinCo’s responsibility to file), (ii) Parent Separate Returns for all taxable periods, and (iii) SpinCo Separate Returns relating to Income Taxes for periods that end on or prior to the Distribution Date (i.e., excluding Straddle Periods, which shall be SpinCo’s responsibility to file).

(b) Parent shall submit to SpinCo the portions of any Tax Returns described in Section 3.1 that include SpinCo, a SpinCo Affiliate, the SpinCo Assets or the SpinCo Business or that involve Taxes for which SpinCo is potentially liable under this Agreement, no later than forty five (45) days prior to the due date (including extensions) for filing of any such Tax Returns (or if such due date is within 45 days following the Distribution Date, as promptly as practicable following the Distribution Date). Within fifteen (15) days after delivery of any such portions of any Tax Return, SpinCo shall provide comments to Parent in writing to the extent SpinCo objects to any item reflected in such Tax Return. Such SpinCo comments shall be incorporated into the Tax Return upon the consent of Parent, not to be unreasonably withheld. If SpinCo does not so notify Parent of any objection, SpinCo shall be considered to have consented to the filing of such Tax Return.

(c) Parent shall prepare and provide to SpinCo all tax information relating to the Parent Assets and the Parent Business that is required by SpinCo to complete any Income Tax Return of Acuity Canada for the Straddle Period, in the format reasonably requested by SpinCo, and at least 100 days before the due date (including extensions) for the filing of any such Income Tax Return.

(d) The dates for submissions of Tax Returns or tax information to SpinCo required in this section may be modified by mutual agreement of the parties.

Section 3.2 SpinCo Responsibility.

(a) Subject to paragraph (b) below, SpinCo shall make all determinations with respect to, have ultimate control over the preparation of, and file all Tax Returns (other than those described in Section 3.1) for the SpinCo Group as it determines to be mandatory or advisable and for all tax periods.

(b) SpinCo shall submit to Parent any Tax Return of Acuity Canada for any Pre-Distribution Tax Period, and any other Tax Return described in Section 3.2(a) that includes Parent, a Parent Affiliate, the Parent Assets or the Parent Business or that otherwise involves Taxes for which Parent could be liable under this Agreement, no later than forty five (45) days prior to the due date (including extensions) for filing of any such Tax Return (or if such due date is within 45 days following the Distribution Date, as promptly as practicable following the Distribution Date). Within fifteen (15) days after delivery of any such Tax Returns, Parent shall provide comments to SpinCo in writing to the extent Parent objects to any item reflected in such Tax Return. Such Parent comments shall be incorporated into the Tax Return upon the consent of SpinCo, not to be unreasonably withheld. If Parent does not notify SpinCo of any objection, Parent shall be considered to have consented to the filing of such Tax Return.

(c) SpinCo shall prepare and provide to Parent all tax information related to members of the SpinCo Group required to complete any Joint Return or SpinCo Separate Return required to be prepared by Parent, in the format reasonably requested by Parent and consistent with past practices, and at least 110 days before the due date (including extensions) of the relevant federal Joint Return and at least 100 days before the due date (including extensions) of any other Joint Return or SpinCo Separate Return required to be filed by Parent.

(d) The dates for submissions of Tax Returns or tax information to Parent required in this section may be modified by mutual agreement of the parties.

Section 3.3 Tax Accounting Practices.

(a) Except as provided in Section 3.3(b), any Tax Return for any Pre-Distribution Tax Period, to the extent it relates to members of the SpinCo Group, shall be prepared in accordance with practices, accounting methods, elections, conventions and Tax positions used with respect to the Tax Return in question for periods prior to the Distribution (“Past Practices”), and, in the case of any item the treatment of which is not addressed by Past Practices, in accordance with generally acceptable Tax accounting practices. Parent and SpinCo shall notify each other, in connection with the submissions of Tax Returns for review under Section 3.1(b) or 3.2(b), as applicable, with respect to any material item that is proposed to be reported in a manner that is not consistent with Past Practices. Notwithstanding the foregoing, for any Tax Return described in this Section 3.3(a), (i) a party will not be required to follow Past Practices with either the written consent of the other party (not to be unreasonably withheld) or a “should” level opinion from a Tax Advisor that the proposed method of reporting is correct and (ii) Parent shall have the right to determine which entities will be included in any Joint Return that it is responsible for filing.

(b) The parties shall report the Transactions for all Tax purposes in a manner consistent with the Ruling Documents and the Tax Opinion, unless, and only to the extent, an alternative position is required pursuant to a Final Determination. Parent shall determine the Tax treatment to be reported on any Tax Return of any Tax issue relating to the Transactions that is not covered by the Ruling Documents or the Tax Opinion.

Section 3.4 Right to Review Tax Returns. Upon request, each party shall provide to the other party the portion of any Tax Return for a Pre-Distribution Tax Period that relates to the other party’s Group that the first party is responsible for preparing under this Article III.

ARTICLE IV

Tax-Free Status of Distribution

Section 4.1 Representations.

(a) SpinCo, for itself and the SpinCo Affiliates, represents and warrants that:

(i) SpinCo has reviewed the information and representations made in the Ruling Documents submitted to the IRS prior to the date of this Agreement and the representations made by SpinCo in the certificate that forms the basis for the Tax Opinion and, to the knowledge and belief of SpinCo, all of such information or representations that relate to SpinCo or any SpinCo Affiliate, or the business or operations of either, are true, correct and complete; and

(ii) to the knowledge and belief of SpinCo, no officer or director of SpinCo or any SpinCo Affiliate (nor any person acting with the permission of any such officer or director) has participated in any “agreement, understanding, arrangement or substantial negotiations” (as those terms are used in Treasury Regulations section 1.355-7(h)) with respect to any transaction involving the issuance or other acquisition of SpinCo Capital Stock (excluding for this purpose (x) issuances of SpinCo Capital Stock meeting the requirements of Safe Harbor

VIII of Treasury Regulation Section 1.355-7(d) (relating to certain compensatory transfers of stock), (y) transfers on an established market of SpinCo Capital Stock described in Safe Harbor VII of Treasury Regulation Section 1.355-7(d) or (z) issuances of SpinCo Capital Stock described in Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d)), or any merger or acquisition involving all or substantially all of the assets of SpinCo or a SpinCo Affiliate.

(b) Parent, for itself and the Parent Affiliates, represents and warrants that:

(i) Parent has reviewed the information and representations made in the Ruling Documents submitted to the IRS prior to the date of this Agreement and the representations made by Parent in the certificate that forms the basis for the Tax Opinion and, to the knowledge and belief of Parent, all of such information or representations are true, correct and complete; and

(ii) to the knowledge and belief of Parent, no officer or director of Parent or any Parent Affiliate (nor any person acting with the permission of any such officer or director) has participated in any “agreement, understanding, arrangement or substantial negotiations” (as those terms are used in Treasury Regulations section 1.355-7(h)) with respect to any transaction involving the issuance or other acquisition of SpinCo Capital Stock (excluding for this purpose (x) issuances of SpinCo Capital Stock meeting the requirements of Safe Harbor VIII of Treasury Regulation Section 1.355-7(d) (relating to certain compensatory transfers of stock), (y) transfers on an established market of SpinCo Capital Stock described in Safe Harbor VII of Treasury Regulation Section 1.355-7(d) or (z) issuances of SpinCo Capital Stock described in Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d)), or any merger or acquisition involving all or substantially all of the assets of SpinCo or a SpinCo Affiliate.

Section 4.2 Covenants.

(a) Each of SpinCo and Parent will not take or fail to take, or permit its Affiliates to take or fail to take, any action where that action or omission would (i) violate, be inconsistent with or cause to be untrue any covenant, representation or statement in the Ruling Documents, any Tax Opinion or a letter or certificate that forms the basis therefor, or (ii) prevent, or be reasonably likely to prevent, the Tax-Free Status.

(b) Neither SpinCo nor any SpinCo Affiliate will, directly or indirectly:

(i) enter into, or otherwise be a party to, any transaction or arrangement (including, without limitation, stock issuances, stock acquisitions, and transactions involving the stock or substantially all of the assets of SpinCo or any SpinCo Affiliate) pursuant to which one or more persons acquire stock of SpinCo or any SpinCo Affiliate representing a “50-percent or greater interest” within the meaning of Section 355(d)(4) of the Code that would cause Section 355(e) of the Code to apply to the Distribution;

(ii) take or fail to take any other action (including, without limitation, any voluntary cessation or disposition of its Active Trade or Business) that would cause the contribution of property to SpinCo and/or the Distribution to fail to have Tax-Free Status;

(iii) during the Restricted Period, permit any transaction or series of transactions (or any agreement, understanding or arrangement to enter into a transaction or series of transactions) as determined for purposes of Section 355(e) of the Code, in connection with which any person would (directly or indirectly) acquire, or have the right to acquire, from any other person, any interest in SpinCo Capital Stock which, when aggregated with all other such specified transactions undertaken during the Restricted Period, would involve the acquisition (determined under the principles of Section 355(e) of the Code) by one or more persons of more than forty percent (40%) (by vote or by value) of the SpinCo Capital Stock (a “Proposed Acquisition Transaction”). For these purposes, any recapitalization, repurchase or redemption of SpinCo Capital Stock shall be treated as an indirect acquisition of such stock by any non-exchanging shareholder to the extent such shareholder’s percentage interest in SpinCo Capital Stock increases by vote or value. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (w) the adoption by SpinCo of a shareholder rights plan that meets the requirements of IRS Revenue Ruling 90-11, (x) issuances of SpinCo Capital Stock meeting the requirements of Safe Harbor VIII of Treasury Regulation Section 1.355-7(d) (relating to certain compensatory transfers of stock), (y) transfers on an established market of SpinCo Capital Stock described in Safe Harbor VII of Treasury Regulation Section 1.355-7(d) or (z) issuances of SpinCo Capital Stock described in Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d);

(iv) during the Restricted Period, permit any transaction or series of transactions (or any agreement, understanding or arrangement to enter into a transaction or series of transactions) as determined for purposes of Section 355(e) of the Code, in connection with which any member of the SpinCo Group would merge or consolidate with any person (other than any other member of the SpinCo Group) or transfer its assets to such a person in a transaction described in Section 355(e)(3)(B) of the Code and as a result of which, after taking into account any acquisition of SpinCo Capital Stock required to be taken into account for purposes of clause (iii) above, the stockholders of SpinCo immediately after the Distribution would continue to own, directly or indirectly, less than sixty percent (60%) (by vote or by value) of the capital stock or other ownership interests in the acquiring person; or

(v) during the Restricted Period, liquidate or partially liquidate, including by way of merger or consolidation, SpinCo or any corporation that constitutes a SpinCo Affiliate immediately after the Distribution;

(c) Notwithstanding paragraph (b), clauses (iii) through (v) of paragraph (b) shall not apply upon the prior written consent of Parent, which consent may not be withheld if Parent determines in good faith that SpinCo has provided it with Satisfactory Guidance that the proposed actions will not result in Transaction Taxes. In addition, in the event that SpinCo intends to consummate any Proposed Acquisition Transaction or any transaction described in clause (iv) of paragraph (b) more than one year after the Distribution Date, then SpinCo shall be permitted to consummate such proposed transaction, provided that SpinCo shall provide Parent with an unconditional certification that it did not have any agreement, understanding, arrangement, or substantial negotiations, within the meaning of Treasury Regulations Section 1.355-7(h), with the counterparty to such transaction within 12 months after the Distribution Date, and Parent after reasonable investigation is satisfied with the correctness of such certification.

Section 4.3 Procedures Regarding Opinions and Rulings.

(a) If SpinCo may take certain actions conditioned upon the receipt of Satisfactory Guidance, Parent, at the request of SpinCo, shall use commercially reasonable efforts to obtain expeditiously, or to assist SpinCo in obtaining, such Satisfactory Guidance. Parent shall not be required to take any action pursuant to this Section 4.3(a) if SpinCo fails to certify, upon request, that all information and representations relating to any member of the SpinCo Group in the relevant documents are true, correct and complete. SpinCo shall reimburse Parent for all reasonable out-of-pocket costs and expenses incurred by Parent in obtaining Satisfactory Guidance.

(b) Parent shall have the right to obtain a ruling from the IRS (or any other Taxing Authority) or an Unqualified Tax Opinion at any time in its sole discretion. Parent shall reimburse SpinCo for all reasonable out-of-pocket costs and expenses incurred by the SpinCo Group in obtaining such a ruling or Unqualified Tax Opinion.

ARTICLE V

Tax Contests; Indemnification; Cooperation

Section 5.1 Notice.

(a) Within 15 Business Days after a party (the “Indemnitee”) becomes aware of the existence of a Tax Contest that may give rise to an indemnification claim under this Agreement by it against the other party (the “Indemnifying Party”), the Indemnitee shall promptly notify the Indemnifying Party of the Tax Contest, and thereafter shall promptly forward or make available to the Indemnifying Party copies of notices and communications with a Taxing Authority relating to such Tax Contest.

(b) The Indemnifying Party shall not be responsible for any increase in amounts to which the Indemnitee is otherwise entitled to the extent that such increase results solely from the failure of the Indemnitee to provide timely notice as required pursuant to Section 5.1(a).

Section 5.2 Control of Tax Contests.

(a) Except as otherwise provided in paragraph (b):

(i) Parent may elect to control, and to have sole discretion in handling, settling or contesting, any Tax Contest relating to any Joint Returns, any Parent Separate Returns, any SpinCo Separate Returns relating to U.S. state and local Income Taxes for taxable periods ending on or before the Distribution Date (i.e., excluding Straddle Periods), or the Tax treatment of the Transactions, provided that (x) Parent shall act in good faith in connection with its control of any such Tax Contests and (y) SpinCo shall have the right to participate in and advise on (including, without limitation, the opportunity to review and comment upon Parent’s communications with the Taxing Authority, which comments shall be incorporated upon the consent of Parent, not to be unreasonably withheld) such items for which SpinCo could be liable under Article II as a result of such Tax Contest; and

(ii) If SpinCo disagrees with Parent’s decision to settle a Tax Contest that may reasonably be expected to affect amounts for which it is liable under Article II, it shall have the right to contest its liability to Parent under Article II notwithstanding the settlement. SpinCo shall provide written notice to Parent of its intention to contest its liability as a result of any settlement (and its irrevocable election described below) prior to the time such settlement is entered into. Any such contest by SpinCo shall be made under the procedures set forth in Article VI. Under those procedures, SpinCo may irrevocably elect, in its sole discretion, to require the Tax Advisor or the arbitrator to determine either (x) the amount of a settlement with the relevant Taxing Authority that would most accurately reflect the litigation risk of the relevant issue, or (y) the most likely outcome of the issue if it were litigated without a settlement. In either such case, SpinCo shall be liable to Parent, or Parent shall be liable to SpinCo, based solely on the determination of the Tax Advisor or the arbitrator as if a settlement or litigation implementing such determination had actually occurred, without regard to the actual settlement. For the avoidance of doubt, this clause (ii) shall not limit Parent’s ability to settle a Tax Contest.

(b) Parent and SpinCo shall jointly control Tax Contests relating to Tax liability arising from the failure of the Distribution to qualify for tax-free treatment under Section 355 of the Code, if SpinCo potentially would be liable to Parent under Article II as a result of such Tax Contest. Neither party shall have the right to settle any such Tax Contest without the consent of the other party.

(c) SpinCo shall have sole control over any Tax Contest relating to the SpinCo Separate Returns (other than U.S. state and local Income Tax Returns for taxable periods ending on or before the Distribution Date); provided, however, that if Parent is responsible under this Agreement for any Taxes relating to such Tax Contest, then:

(i) SpinCo may elect to control, and to have sole discretion in handling, settling or contesting such Tax Contest, provided that (x) SpinCo shall act in good faith in connection with its control of any such Tax Contest and (y) Parent shall have the right to participate in and advise on (including, without limitation, the opportunity to review and comment upon SpinCo’s communications with the Taxing Authority, which comments shall be incorporated upon the consent of SpinCo, not to be unreasonably withheld) such items for which Parent could be liable under Article II as a result of such Tax Contest; and

(ii) If Parent disagrees with SpinCo’s decision to settle such Tax Contest, it shall have the right to contest its liability to SpinCo under Article II notwithstanding the settlement. Parent shall provide written notice to SpinCo of its intention to contest its liability as a result of any settlement (and its irrevocable election described below) prior to the time such settlement is entered into. Any such contest by Parent shall be made under the procedures set forth in Article VI. Under those procedures, Parent may irrevocably elect, in its sole discretion, to require the Tax Advisor or the arbitrator to determine either (x) the amount of a settlement with the relevant Taxing Authority that would most accurately reflect the litigation risk of the relevant issue, or (y) the most likely outcome of the issue if it were litigated without a settlement. In either such case, Parent shall be liable to SpinCo, or SpinCo shall be liable to Parent, based solely on the determination of the Tax Advisor or the arbitrator as if a settlement or litigation implementing such determination had actually occurred, without regard to the actual settlement. For the avoidance of doubt, this clause (ii) shall not limit SpinCo’s ability to settle a Tax Contest.

(d) Any out-of-pocket expenses incurred in handling, settling or contesting any Tax Contest shall be borne ratably by the parties based on their ultimate liability under this Agreement for the Taxes to which the Tax Contest relates; provided, however, that (x) if SpinCo contests a settlement made by Parent as provided in clause (ii) of paragraph (a), Parent shall bear the costs relating to SpinCo’s contest of such settlement unless Parent substantially prevails in such contest and (y) if Parent contests a settlement made by SpinCo as provided in clause (ii) of paragraph (c), SpinCo shall bear the costs related to Parent’s contest of such settlement unless SpinCo substantially prevails in such contest.

Section 5.3 Indemnification Payments.

(a) An Indemnitee shall be entitled to make a claim for payments pursuant to this Agreement when the Indemnitee determines that it is entitled to such payment and the amount of such payment. The Indemnitee shall provide to the Indemnifying Party notice of such claim within ten (10) days of the date on which it first becomes so entitled to claim such payment, including a description of such claim and a detailed calculation of the amount of the indemnification payment that is claimed; provided, however, that no delay on the part of the Indemnitee in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually and materially prejudiced thereby. Except as provided in paragraph (b), the Indemnifying Party shall make the claimed payment to the Indemnitee within ten (10) days after receiving such notice, unless the Indemnifying Party reasonably disputes its liability for, or the amount of, such payment.

(b) If the Indemnitee will be obligated to make the payment described in paragraph (a) to a Taxing Authority or other third party (including expenses reimbursable under this Agreement), the Indemnifying Party shall not be obligated to pay the Indemnitee more than five (5) days before the Indemnitee incurs such expense or makes such payment. If the Indemnitee’s claim for payment arises from a payment that the Indemnifying Party will receive from a third party, such as a refund, the Indemnifying Party shall not be obligated to pay the Indemnitee until five (5) days after the Indemnifying Party receives such payment.

(c) In the case of a claim under Article II where no payment will be made to or received from a Taxing Authority, paragraph (b) shall be applied to the payments that would be made to or from a Taxing Authority if the SpinCo Group were treated as a standalone group for all taxable periods.

Section 5.4 Interest. If either party fails to make an indemnification payment required by this Agreement within ten (10) Business Days after receipt of notice and demand for payment under the terms of this Agreement, such party also shall be required to pay interest on the amount of such indemnification payment, accruing from the date of notice and demand for payment (or, if later, accruing from the date on which the payment is due under this Agreement) to, but not including, the date of payment, at (a) prior to the tenth (10th) Business Day following a final determination or agreement of the parties pursuant to the terms of this Agreement with respect to the amount of the indemnity payment, the Applicable Rate and (b) on or after such tenth (10th) Business Day, the Applicable Rate plus four percent (4%).

Section 5.5 Treatment of Payments. The amount of all indemnification obligations under this Agreement shall be decreased to take into account the Tax Benefits to the Indemnitee of the deductibility or creditability of any indemnified item and shall be increased where necessary so that, after all the required deductions have been made and Taxes imposed, the Indemnitee receives the net amount it would have been entitled to receive under this Agreement in the absence of such deductions and Taxes. Any payments made to one party by another party pursuant to this Agreement shall be treated by the parties for all Tax purposes as a distribution by, or capital contribution to, SpinCo, as the case may be, made immediately prior to the Distribution, except to the extent otherwise required by a Final Determination.

Section 5.6 Expenses. Except as otherwise provided herein, each party and its Affiliates shall bear their own expenses incurred in connection with the preparation of Tax Returns, Tax Contests, and all other matters under this Agreement.

Section 5.7 Cooperation. Each member of the Parent Group and the SpinCo Group shall cooperate fully with all reasonable requests from the other party in connection with the preparation and filing of Tax Returns, Tax Contests, and all other matters covered by this Agreement.

(a) Such cooperation shall include:

(i) the retention until the expiration of the applicable statute of limitations, and the provision upon request, of Tax Returns, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to Tax Returns, including accompanying schedules, related workpapers, and documents relating to rulings or other determinations by Taxing Authorities;

(ii) the execution of any document that may be necessary or reasonably helpful in connection with any Tax Contest, the filing of a Tax Return by a member of the Parent Group or the SpinCo Group, obtaining a tax opinion or private letter ruling, or other matters covered by this Agreement, including certification (provided in such form as may be required by applicable law or reasonably requested and made to the best of a party’s knowledge) of the accuracy and completeness of the information it has supplied;

(iii) the use of the parties’ reasonable best efforts to obtain any documentation that may be necessary or reasonably helpful in connection with any of the foregoing;

(iv) the use of the parties’ reasonable best efforts to make the applicable party’s current or former officers, employees, agents and facilities available on a reasonable and mutually convenient basis in connection with the foregoing matters; and

(v) making determinations with respect to actions described in Section 4.2(c) as promptly as practicable including, without limitation, making determinations within 10 days with respect to modifications and amendments of employee stock purchase agreements or equity compensation plans under Section 4.2(b)(i)(x).

(b) If a party fails to comply with any of its obligations set forth in this Section 5.7 upon reasonable request and notice by the other party, and such failure results in the imposition of additional Taxes, the nonperforming party shall be liable in full for such additional Taxes.

Section 5.8 Confidentiality. Any information or documents provided under this Agreement shall be kept confidential by the recipient, except as may otherwise be necessary in connection with the filing of Tax Returns or with any Tax Contest. In addition, if Parent or SpinCo determines that providing such information could be commercially detrimental, violate any law or agreement or waive any privilege, the parties shall use reasonable best efforts to permit compliance with the obligations under this Agreement in a manner that avoids any such harm or consequence.

Section 5.9 Retention of Tax Records. SpinCo may request from Parent and retain copies of (i) with respect to any Joint Return, all pro forma federal and state Tax Returns, supporting schedules and workpapers related to members of the SpinCo Group, and (ii) any Separate Returns for any SpinCo Group members, including supporting schedules and workpapers. If either Parent or SpinCo intends to dispose of documentation with respect to any Pre-Distribution Tax Period, including books, records, Tax Returns and all supporting schedules and information relating thereto (after the expiration of the applicable statute of limitations), of any member of the other Group, or in the case of the SpinCo Group any member included in a Joint Return, they shall provide written notice to the other party describing the documentation to be disposed of 30 days prior to taking such action. The other party may arrange to take delivery of the documentation described in the notice at its own expense during the succeeding 30 day period.

ARTICLE VI

Resolution of Disputes

Any controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or otherwise arising out of, or in any way related to this Agreement shall be resolved under dispute resolution procedures similar to those contained in Article V of the Distribution Agreement; provided, however, that if the dispute is to be referred to non-binding mediation under such procedures, a mediator who qualifies as a Tax Advisor shall be selected, or the parties shall select a Tax Advisor in lieu of selecting a mediator.

ARTICLE VII

Miscellaneous Provisions

Section 7.1 Notice. All payments, notices and other communications hereunder shall be in writing, shall reference this Agreement and shall be hand delivered or mailed by registered or certified mail (return receipt requested) (and, as a courtesy and not a requirement, shall also be sent by electronic message transmission) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and will be deemed given on the date on which such notice is received):

To Parent:

Acuity Brands, Inc.
1170 Peachtree Street, N.E. Suite 2400 Atlanta, Georgia 30309
Attention: Barry R. Goldman
Telephone: 404-853-1400
Email: barry.goldman@acuitybrands.com

To SpinCo:

Zep Inc.
4401 Northside Parkway Suite 700 Atlanta, Georgia 30327
Attention: C. Francis Whitaker, III
Telephone: 404-352-1680
Email: frank.whitaker@acuitysp.com

Section 7.2 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement will remain in full force, as long as the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable.

Section 7.3 Integration; Amendments. Except as expressly stated herein, this Agreement embodies the entire understandings among the parties with respect to such matters. No promises, covenants or representations of any kind, other than those expressly stated herein, have been made to induce any party to enter into this Agreement. All prior tax sharing agreements among any of the parties or their respective Affiliates are hereby terminated. This Agreement shall not be modified or terminated except by a writing duly signed by each of the parties hereto, and no waiver of any provisions of this Agreement shall be effective unless in a writing duly signed by the party sought to be bound. If, and to the extent, the provisions of this Agreement conflict with the Distribution Agreement or any Ancillary Agreement, the provisions of this Agreement shall control.

Section 7.4 Construction. The language of this Agreement shall be construed according to its fair meaning and shall not be strictly construed for or against any party. Notwithstanding the foregoing, the purposes of Article IV are to ensure the Tax-Free Status and, accordingly, the parties agree that the language thereof shall be interpreted in a manner that serves this purpose to the greatest extent possible. Headings of sections in this Agreement are inserted for convenience only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 7.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same.

Section 7.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF GEORGIA APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THE STATE OF GEORGIA.

Section 7.7 Jurisdiction. Without limiting the provisions of Article VI hereof, each of the parties irrevocably submits to the exclusive jurisdiction of (a) the state courts of the State of Georgia, located in the City of Atlanta, and (b) the United States District Court for the Northern District of Georgia, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties agrees to commence any action, suit or proceeding relating hereto either in the United States District Court for the

Northern District of Georgia or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the state courts of the State of Georgia, located in the City of Atlanta. Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby or thereby in (i) the state courts of the State of Georgia, located in the City of Atlanta, or (ii) the United States District Court for the Northern District of Georgia, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 7.8 Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any dispute arising out of this Agreement.

Section 7.9 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other party; provided, however, that no such consent shall be required in the event of a merger, consolidation or sale of either Parent or SpinCo. Subject to the preceding sentence, this Agreement shall be binding on, and shall injure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 7.10 Affiliates. Each of the parties hereto shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Affiliate of such party or by any entity that is contemplated to be an Affiliate of such party on and after the Distribution Date.

Section 7.11 Injunctions. Nothing in this Agreement (including Article VI) will prevent any party from seeking injunctive relief as it deems necessary or appropriate.

Section 7.12 Survival. Except with respect to Sections 5.6, 5.7, 5.8 and 5.9, which shall remain in effect without limitation as to time, the provisions in this Agreement shall be unconditional and absolute and shall remain in effect until the expiration of the statute of limitations for all taxable periods that end before or include August 31 of the calendar year in which the Distribution occurs and the resolution of all disputes under this Agreement that arose during those periods.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by the respective officers as of the date set forth above.

ACUITY BRANDS, INC.

By	/s/ Vernon J. Nagel
Name:	Vernon J. Nagel
Title:	President and Chief Executive Officer

ZEP INC.

By	/s/ John K. Morgan
Name:	John K. Morgan
Title:	President and Chief Executive Officer